SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Novelion Therapeutics Inc.
(Name of Issuer)

Common shares, without par value
(Title of Class of Securities)

67001K202
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Whitefort Capital Master Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 286,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 286,230
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,230
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON (see Instructions) PN

1		NAMES OF REPORTING PERSONS Whitefort Capital Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 286,230
	0	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 286,230
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,230
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON (see Instructions) PN, IA

1		NAMES OF REPORTING PERSONS David Salanic
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 286,230
	0	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 286,230
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,230
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON (see Instructions) IN, HC

1	NAMES OF REPORTING PERSONS Joseph Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 286,230
	0	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 286,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (see Instructions) IN, HC

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (this “Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described herein.  If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 286,230 shares or 1.5% of the Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 286,230 shares of Common Stock directly beneficially owned by the Master Fund is approximately $293,778.14 which was funded with partnership funds of the Master Fund.  The Master Fund effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            As of the date of this filing, the Reporting Persons may be deemed to beneficially own 286,230 shares (the “Shares”), or approximately 1.5% of the outstanding Common Stock of the Issuer.  The aggregate percentages of Common Stock reported owned by the Reporting Persons is based upon approximately 19,618,946 shares outstanding, which is the total number of common shares outstanding on September 13, 2019 as reported in the Issuer’s Form PRE 14A filed with the Securities and Exchange Commission on September 20, 2019.
(b)            Whitefort Management acts as the investment manager of the Master Fund.  Each of Mr. Salanic and Mr. Kaplan is a Co-Managing Partner of Whitefort Management.  Accordingly, each of Whitefort Management, Mr. Salanic and Mr. Kaplan may be deemed to have shared voting and dispositive power with respect to the Shares held by the Master Fund.
(c)            Except as disclosed on Schedule 1 attached hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons.
(d)            To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e)            The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 23, 2019.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 27, 2019

WHITEFORT CAPITAL MASTER FUND, LP
By: Whitefort Capital GP, LLC, its general partner

By:	/s/ David Salanic
David Salanic, Co-Managing Partner

By:	/s/ Joseph Kaplan
Joseph Kaplan, Co-Managing Partner

WHITEFORT CAPITAL MANAGEMENT, LP

By:	/s/ David Salanic
David Salanic, Co-Managing Partner

By:	/s/ Joseph Kaplan
Joseph Kaplan, Co-Managing Partner

/s/ David Salanic
DAVID SALANIC

/s/ Joseph Kaplan
JOSEPH KAPLAN

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days
WHITEFORT CAPITAL MASTER FUND, LP
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share[1]
9/23/2019	Common Stock	(1,600,000)	0.85

1 Not including any brokerage fees.